January 11, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cingulate Inc. (the “Company”)

Registration Statement on Form S-3 (File No. 333-269104)

Acceleration Request

Requested Date: January 13, 2023

Requested Time: 4:05 p.m., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cingulate Inc. (the “Company”) hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission at the “Requested Date” and “Requested Time” set forth above or as soon as practicable thereafter, or at such later time as the Company or its counsel may orally request via telephone call to the staff.

Please call Steven M. Skolnick of Lowenstein Sandler LLP at (973) 597-2476 to confirm the effectiveness of the Registration Statement or with any questions.

Sincerely,

CINGULATE INC.

By:	/s/ Shane J. Schaffer
Name:	Shane J. Shaffer
Title:	Chief Executive Officer